# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gamehaus Holdings Inc., CIK 0002000530
CUSIP: G3731B108
Title of class of securities: Class A Ordinary Share
Address of issuer's principal executive offices: 5th Floor, Building 2, No. 500 Shengxia, Pudong New District, Shanghai, China (F4), 201210
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002080100

## Reporting persons
- Xi Yan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 5,314,953; sole dispositive power 0; shared dispositive power 5,314,953; aggregate amount beneficially owned 5,314,953 (14% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 5,314,953 Class A ordinary shares held by Joystick Holding Limited as of June 30, 2025. Percentage of class is calculated based on 37,971,245 Class A ordinary shares outstanding as of June 30, 2025.
- Joystick Holding Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 5,314,953; sole dispositive power 0; shared dispositive power 5,314,953; aggregate amount beneficially owned 5,314,953 (14% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 5,314,953 Class A ordinary shares held by Joystick Holding Limited as of June 30, 2025. Percentage of class is calculated based on 37,971,245 Class A ordinary shares outstanding as of June 30, 2025.

## Item 1. Issuer
Name of issuer: Gamehaus Holdings Inc.
Address of issuer's principal executive offices: 5th Fl, Bldg. 2, No. 500 Shengxia Road, Pudong New District, Shanghai, China, 201210

## Item 2. Person Filing
Name of person filing:
Joystick Holding Limited

Xi Yan

The shares reported herein are directly held by Joystick Holding Limited. Xi Yan is the controlling shareholder of Joystick Holding Limited. Accordingly, Xi Yan may be deemed to indirectly beneficially own the securities of the Issuer held by Joystick Holding Limited.
Address of principal business office or, if none, residence:
Joystick Holding Limited: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

Xi Yan: 5th Floor, Building 2, No. 500, Shengxia Road, Pudong New Area, Shanghai, People's Republic of China
Citizenship:
Joystick Holding Limited: British Virgin Islands

Xi Yan: the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,314,953
Percent of class: 14.00%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,314,953
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,314,953

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and between Joystick Holding Limited and Xi Yan

## Signatures
- Xi Yan: /s/ Xi Yan, Xi Yan (08/15/2025)
- Joystick Holding Limited: /s/ Xi Yan, Xi Yan/Director (08/15/2025)